Filed by Eaton Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cooper Industries plc; Eaton Corporation

Filer’s SEC File No.: 1-1396

Date: May 30, 2012

KeyBanc Capital Markets Industrial, Automotive and Transportation Conference

Richard Fearon – Vice Chairman and Chief Financial and Planning Officer May 30, 2012

© 2012 Eaton Corporation. All rights reserved.

The directors of Eaton Corporation accept responsibility for the information contained in this communication. To the best knowledge and belief of the directors of Eaton Corporation (who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1% or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

A registration statement on Form S-4 will be filed that will include the Joint Proxy Statement of Eaton Corporation (“Eaton”) and Cooper Industries plc (“Cooper”) that also constitutes a Prospectus of Eaton Global Corporation Plc (1)(“Eaton Global Plc”). Eaton and Cooper plan to mail to their respective shareholders (and to Cooper Equity Award Holders for information only) the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions.

Investors and shareholders are urged to read the Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Eaton, Cooper, Eaton Global Plc, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Global Plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Global Plc with the SEC by contacting Don Bullock from Eaton by calling (216) 523-5127, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4446, Houston, Texas 77210 or by calling (713) 209-8400.

PARTICIPANTS IN THE SOLICITATION

Cooper, Eaton and Eaton Global Plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

(1) Expected name, or a variant thereof

© 2012 Eaton Corporation. All rights reserved.

Forward Looking Statements

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Eaton, Eaton Global Plc, the acquisition and other transactions contemplated by the Transaction Agreement, our acquisition financing, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton or Eaton Global Plc, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of our control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; our ability to refinance the bridge loan on favorable terms and maintain our current long-term credit rating; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. We do not assume any obligation to update these forward-looking statements.

No statement in this presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Eaton.

© 2012 Eaton Corporation. All rights reserved.

3

Eaton Corporation – A Premier Diversified Power Management Company

A balanced power management company Eaton’s acquisition of Cooper Industries 2012 outlook

© 2012 Eaton Corporation. All rights reserved.

4

Eaton provides energy efficient solutions using electrical, mechanical, and fluid technologies

Our products & services deliver reliability, efficiency, and safety for:

Cities & Buildings

Industrial & Machinery

Information Technology

Transportation

Infrastructure

Energy & Utilities

…helping to bridge the gap between rapidly rising demand for energy and naturally constrained sources of supply with sustainable solutions

© 2012 Eaton Corporation. All rights reserved.

5

Today we have a global footprint across the five business segments…

2011 Sales by Region

27%

28%

45%

U.S.

International Developed International Emerging

2011 Sales by Business

11%

16%

10%

18%

45%

Electrical Hydraulics Aerospace

Truck Automotive

© 2012 Eaton Corporation. All rights reserved.

6

…and our businesses are balanced across the economic cycle

2011 Global Sales by Cycle

100% 80% 60% 40% 20% 0%

14%

23%

29%

34%

2011

No Cycle

$2.2B in Revenues

Electrical Service, Defense, Filtration, Aerospace Aftermarket

Late

$3.6B in Revenues

Commercial Aerospace, Nonresidential Construction, Large Data Centers

Mid

$4.7B in Revenues

Hydraulics, Industrial Controls, Medium Duty Truck, Mid-sized Data Centers

Early

$5.5B in Revenues

Residential Electric, Single Phase Power Quality, Heavy Duty Truck, Automotive

© 2012 Eaton Corporation. All rights reserved.

7

EBS embodies the values and processes that bind the company and have enabled our success

A powerful combination of proven foundation elements, tools, and processes, EBS is at the heart of our strategy for being a premier diversified industrial

Growth

Robust strategic planning

process for growth and

profitability

Outgrowing end markets

through innovation

Identifying higher growth markets

Established acquisition strategy

and processes

Profitability

Operational excellence

Global scale

Efficient functional support

Capital Efficiency

Effective working capital

management

Capital expenditures

targeted to support

growth

Foundation

Doing business right

Employee development

Customer focus

Supplier partnerships

© 2012 Eaton Corporation. All rights reserved.

8

Executing our strategy has resulted in an upward shift in profitability

Margin (%) Operating

Segment

25% 20% 15% 10% 5% 0%

+ 260 to 310 bps

14.5% -15% 14.2% 12.7% 11.9%

2002-2008 2010 2011 2012E Average

Profitability Drivers

Innovative new products

Leveraging the Eaton Business System Targeted restructuring Margin accretive acquisitions

© 2012 Eaton Corporation. All rights reserved.

Our shareholder returns have far outpaced the broader market

Cumulative Shareholder Returns

Return Index

500 450 400 350 300 250 200 150 100 50

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 May-

12

2000 – Mid May 2012 CAGR*

12.0%

6.2%

2.0%

Eaton

S&P 500

PDI Group

Note – PDI Group represents an equal weighted index of DHR, DOV, EMR, GE, ITW, MMM, UTX; *CAGR = Calculated using the End Point Methodology Source Data: Capital IQ

© 2012 Eaton Corporation. All rights reserved.

Powerful megatrends will help drive our markets to grow at a multiple of global GDP

By the numbers:

Electrical

…Percentage decrease in electricity demand possible 23 through the application of energy efficient equipment and demand management services

Hydraulics

…Percentage increase in agricultural output by 2050 100 necessary in developing countries to feed the global population

Aerospace

30 …Percentage decrease in fuel consumption of next generation single-aisle aircraft planned by 2020

Truck

20 …Percentage decrease in fuel consumption by model year 2018 resulting from the first ever U.S. emissions standards for heavy-duty trucks

Automotive

90 …Percentage increase in proposed Corporate Average Fuel Economy (CAFE) standards by 2025 for passenger cars

Source: United Nations, IATA, NHTSA, Eaton analysis

© 2012 Eaton Corporation. All rights reserved.

Eaton Corporation – A Premier Diversified Power Management Company

A balanced power management company Eaton’s acquisition of Cooper Industries 2012 outlook

© 2012 Eaton Corporation. All rights reserved.

Acquisitions have played a large role in growing our electrical business

Market Participation Regional Strength

Electrical Group Acq’d

Year

Acquisitions Sales Power Control Power Lighting & Asia-

Americas EMEA

& Distribution Quality Safety Pacific

Cutler Hammer 1978 $0.6B

Westinghouse DCBU 1994 $1.0 B

Delta Electrical 2003 $0.3 B

Powerware 2004 $0.8 B

MGE Small Systems 2007 $0.2 B

Moeller 2008 $1.5 B

Phoenixtec 2008 $0.5 B

Cooper 2012 $5.4 B

28 other Electrical acquisitions since 1990

© 2012 Eaton Corporation. All rights reserved.

Transaction overview for Eaton’s acquisition of Cooper Industries

Combined company

Premier power management company with 2011 sales of $21.5B Under the leadership of Eaton management Named Eaton Corporation Plc and will continue to trade on NYSE as ETN Incorporated in Ireland

Consideration

Cooper shareholders will receive $39.15 in cash and 0.77479 ETN Plc shares, reflecting a 29% equity premium to the closing price on May 18 Eaton shareholders will receive 1 ETN Plc share

Financing

Fully committed bridge financing in place

Financial benefits

$375M operating synergies, with >80% realized by year 3, and $160M global cash management and resultant tax benefits in the mature year(1) Significantly accretive to Eaton’s earnings

Timing

Expect closing in the fall of 2012

Conditional on customary regulatory and shareholder approvals

(1) The financial benefits statements have been reported on in accordance with the Irish Takeover Code. Please see the offer announcement dated May 21, 2012 for further details.

© 2012 Eaton Corporation. All rights reserved.

Cooper has a wide range of complementary electrical businesses

Energy and Safety Solutions ($2.9 B sales)

Cooper Power Systems $1.3 B sales

Market leader in distribution grid protection

Crouse-Hinds $1.0 B sales

Global leader in electrical solutions for harsh and hazardous environments

Safety

$600 M sales

Leading European provider of emergency lighting and video security

Lighting $1.1 B sales

Strong LED platform driving growth

Bussmann: $650 M sales

Global leader in circuit protection

B-Line Support structures $400 M sales

Global provider of structural systems and wire management solutions

Wiring devices $350 M sales

Electrical devices for commercial and residential power distribution

Adding Cooper expands Eaton’s market participation

Moving Upstream Historic Eaton Core Moving Downstream

Utility power Facilities Load management distribution network Power Distribution & lighting control

© 2012 Eaton Corporation. All rights reserved.

The strategic rationale for this acquisition is compelling - I

Broad portfolio of complementary products Market segment expansion:

Upstream into power solutions encompassing primary and secondary distribution, grid automation, and smart grid Downstream into lighting, lighting controls, and wiring devices

Expands our solutions with all channels

Well positioned to address long-term global requirements

Aging grid

Increased spending on energy & infrastructure Protecting people, equipment and data

© 2012 Eaton Corporation. All rights reserved.

The strategic rationale for this acquisition is compelling - II

Aligns with our customer segment focus in oil & gas, mining, energy efficiency and alternative energy

Adds breadth to our global geographic exposure

Attractive business in EMEA

Strong oil & gas industry positioning globally

Complementary component and utility business in APAC

Offers improved cash management flexibility for the corporation

© 2012 Eaton Corporation. All rights reserved.

Our integrated operating company capabilities (EBS) will drive significant synergies(1)

Synergies

($M) 2013 2014 2015 2016

Pre-tax operating synergies

Sales synergies 10 35 70 115

Cost-out synergies 65 140 240 260

Total operating synergies 75 175 310 375

Global cash management and resultant tax benefits 160 160 160 160

Acquisition integration costs, pre-tax 90 75 35 -

Integration plans

$260M in cost out synergies with over 90% complete by 2015 $200M in acquisition integration charges with ~80% incurred through 2014

(1) The financial benefits statements have been reported on in accordance with the Irish Takeover Code. Please see the offer announcement dated May 21, 2012 for further details.© 2012 Eaton Corporation. All rights reserved.

The acquisition is accretive to earnings(1)

Accretion

($) 2013 2014 2015 2016

Operating EPS Accretion (1) (0.10) 0.35 0.45 0.55

Cash Operating EPS Accretion (1,2) 0.40 0.65 0.75 0.85

(1) EPS accretion numbers do not represent a profit forecast as defined in the Irish Takeover Code (2) Cash Operating EPS excludes incremental amortization of intangibles arising from purchase accounting

© 2012 Eaton Corporation. All rights reserved.

Eaton Corporation – A Premier Diversified Power Management Company

A balanced power management company Eaton’s acquisition of Cooper Industries 2012 outlook

© 2012 Eaton Corporation. All rights reserved.

We project growth of 5% in our markets in 2012…

2012E 2012E

Total U.S. Non

U.S.

Electrical Americas Index 6 7 5

Electrical ROW Index (1) n/a (1)

Hydraulics Index 5 9 2

Aerospace Index 5 3 9

Truck Index 7 16 1

Automotive Index 4 10 2

Eaton Consolidated Index 5% 9% 2%

© 2012 Eaton Corporation. All rights reserved.

…leading to another year of record margins

2011 2012E 2015 Target

Electrical Americas 14.6% 16.0% 17%

Electrical ROW 9.4% 10.0% 14%

Hydraulics 15.6% 16.0% 17%

Aerospace 14.8% 15.0% 17%

Truck 18.4% 19.0% 20%

Automotive 12.0% 12.0% 13%

Eaton Consolidated 14.2% 14.5% - 15.0% 16% - 17%

© 2012 Eaton Corporation. All rights reserved.

2012 Guidance

January Guidance February Guidance April Guidance

Market Growth of 5% $800M $800M $800M

Market Outgrowth of 2% $320M $320M $320M

Net Acquisition Revenue $90M $315M $365M

Sales Decrease from FOREX $(550)M $(550)M $(300)M

Incremental Margin 28% 28% 28%

Tax Rate 17% - 19% 17% - 19% 16% - 18%

Full Year $4.15 - $4.55 $4.20 - $4.60 $4.30 - $4.70

Operating EPS

Q2 $1.05 - $1.15

Full Year $4.10 - $4.50 $4.13 - $4.53 $4.23 - $4.63

Fully Diluted EPS

Q2 $1.04 - $1.14

Operating Cash Flow $1.7B to $1.8B $1.7B to $1.8B $1.7B to $1.8B

Free Cash Flow $1.1B to $1.2B $1.1B to $1.2B $1.1B to $1.2B

© 2012 Eaton Corporation. All rights reserved.

EATON

Powering business worldwide